EX 99.1

Velti Announces Entry Into Definitive Agreements to Acquire Air2Web and CASEE

SAN FRANCISCO and ATLANTA, Sept. 22, 2011 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq:VELT), a leading global provider of mobile marketing and advertising technology, today announced that it has entered into a definitive agreement to acquire Air2Web, a provider of mobile customer relationship management (mCRM) solutions in the United States and India for many of the world's largest and most trusted consumer brands. In addition, Velti also announced today that it signed a definitive agreement to consummate the previously announced acquisition of the remaining interest in CASEE.

Air2Web

"Air2Web's mobile CRM platform is attracting and retaining many of the most marketing-savvy Fortune 1000 brands including, among others, AT&T, Comcast, American Express, HSBC, Barclays Bank and Citigroup" said Alex Moukas, CEO of Velti. "Through this acquisition, Air2Web's customers can now leverage Velti's comprehensive mobile marketing platform and global capabilities to increase the scope, scale, geographic reach and overall effectiveness of their mobile marketing strategies."

Air2Web's technology and data reach are very complementary to Velti's mGage platform. This transaction deepens Velti's U.S. footprint and provides it improved access to carriers and verticals such as the financial services industry. In India, Air2Web expands Velti's footprint in the second largest mobile market by subscribers, providing Velti a stronger foundation to continue to service the Indian market.

"The lasting partnerships we've built with trusted global brands have proven the strength, reliability and innovation of our mobile CRM platform and carrier-grade messaging infrastructure," said Jay Sheth, President and CEO of Air2Web Inc. "Together with Velti, I'm excited to say we now have the industry's leading end-to-end mobile marketing solution."

CASEE

Velti also announced today that, pursuant to its previous announcement, it has signed a definitive agreement to acquire the remaining equity ownership interest of CASEE. CASEE is the largest mobile ad exchange and mobile ad network in China and was founded in 2006 by CEO, Xin Ye and a team of successful technology entrepreneurs. Previously, Mr. Ye was founding CTO of Sohu.com, China's leading web portal, and Censoft, Microsoft's first joint venture in China. Eric Xu, CASEE founding investor and current board member is also a co-founder of Baidu, China's leading search portal. In 2008, Velti acquired 33 percent of CASEE, giving the company the ability to execute campaigns for global brands in China, and forming an important piece of Velti's global expansion strategy. Mr. Ye will continue to lead Velti's efforts in China through CASEE.

Summary of Acquisition Terms and Financial Impact

Velti will pay consideration of approximately $19.0 million in cash for Air2Web and expects to keep in excess of $12.0 million of annualized revenue from the acquisition, the majority of which is derived from recurring platform licensing, usage and performance fees. Velti anticipates Air2Web will generate approximately $3.0 million in revenue and $(1.0) million in EBITDA during the fourth quarter of 2011 and will become accretive to EBITDA in its first full quarter of consolidation post-acquisition. Subject to certain customary closing conditions, Velti expects the acquisition to close in the fourth quarter of 2011 and accordingly will consolidate a portion of Air2Web's quarterly results.

Velti will pay up front consideration of approximately $8.4 million for the remaining interest in CASEE, such consideration to be comprised of approximately $3.9 million in cash and, at Velti's discretion at close, $4.5 million in cash or common shares of Velti plc. In addition, based upon the financial performance of CASEE, Velti may be required to pay total contingent consideration of up to $20.7 million. The contingent consideration is payable in two tranches, with the first tranche of up to approximately $7.6 million payable following determination of certain financial results of CASEE for its fiscal year ending March 31, 2012, and the second tranche payable following determination of certain financial results of CASEE for its fiscal year ending March 31, 2013. To the extent any contingent consideration becomes payable, a minimum of 50% is payable in cash with the remainder payable in cash or common shares of Velti plc at Velti's discretion. Velti anticipates CASEE will generate approximately $1.5 million in revenue and $(0.5) million in EBITDA during the fourth calendar quarter of 2011. Subject to certain customary closing conditions, Velti expects the acquisition to close in the fourth quarter of 2011 and accordingly will consolidate a portion of Air2Web's quarterly results.

About Velti

Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit - www.velti.com.

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"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements regarding the expected closing and the benefits of the acquisition of Air2Web and of the remaining equity interests in CASEE, respectively, the synergies brought by each acquisition, the expected growth in mobile advertising and marketing and the opportunities for further growth, globally, both for Velti and in connection with the acquisitions of these two businesses, that involve risks and uncertainties concerning Velti's proposed acquisitions of Air2Web and CASEE, anticipated product information, estimates of future results of operations and general business outlook. When used in this press release, the words "anticipates", "estimates", "may", "can", "will", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Velti, Air2Web or CASEE, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this press release due to a number of risks and uncertainties. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements we make. These risks and uncertainties include - but are not limited to - risks associated with our ability to complete the acquisitions and achieve the benefits expected of the acquisitions, to realize the synergies of the acquisitions and to expand our customer base as a result, to maintain the employees, customers, suppliers and other strategic relationships of each acquired company, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the company's results is included in our annual report on Form 20-F and in our registration statement on Form F-1 filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time.

Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

CONTACT: Contact for Press and Analysts:

Velti plc Wilson W. Cheung Chief Financial Officer wcheung@velti.com
Paul W. Clausing Vice President, Finance pclausing@velti.com